Mail Stop 3561

November 21, 2008

Paul R. Garcia
Chairman, President and Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re: Global Payments Inc.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed July 30, 2008**
> **File No. 001-16111**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended February 2, 2008

Item 1—Business

General

1. To the extent material to an understanding of your business taken as a whole, please disclose the extent to which the business of each segment is or may be seasonal. In this regard, we note your disclosure in the last full paragraph on page 42 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities" that the terms of your Canadian Credit Facility allow you

"to expand the size of the uncommitted facility to $50 million Canadian dollars during the peak holiday season…." See Item 101(c)(1)(v) of Regulation S-K.

2. Please confirm that in future filings you will disclose financial information about long-lived assets in your geographic areas in your Business section. Alternatively, please confirm that in future filings you will provide in your Business section a cross-reference to this disclosure in the notes to your financial statements. See Items 101(d)(1)(ii) and 101(d)(2) of Regulation S-K.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Commitments and Contractual Obligations, page 44

3. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. Disclose any assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 9A—Controls and Procedures, page 86

Evaluation of Disclosure Controls and Procedures, page 86

4. You disclose under this heading that "[your] management, including [your] principal executive officer and principal financial officer, concluded an evaluation of the effectiveness of [your] disclosure controls and procedures as of May 31, 2008 [and this] evaluation tested controls and other procedures designed to ensure that information required to be disclosed … in the reports that [you] file or submit under the …Exchange Act … is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based on [your] evaluation, as of May 31, 2008, [your] management, including [your] principal executive officer and principal financial officer, concluded that [your] disclosure controls and procedures were effective."

Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

Index to Exhibits, page 96

General

5. We note that your exhibit list does not include the credit facility you entered into with the National Bank of Canada in April 2008. Please tell us why this agreement is not required to be filed as an exhibit or include it as an exhibit in your next filing.

Exhibits 31.1 and 31.2

Rule 13a-14(a)/15d-14(a) Certifications

6. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include a reference in number 2 of the certification to this "annual" report, and (2) do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d). We note similar alterations to the certifications filed with the August 31, 2008 Form 10-Q. Please confirm you will revise in future filings.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director